Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Dividend

TORONTO, August 27, 2013 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that the Board of Directors declared a quarterly dividend of $0.74 per share on paid-up common shares of Bank of Montreal for the fourth quarter of fiscal year 2013, unchanged from the previous quarter.

The Board of Directors also declared dividends of:

•	$0.28125 a share on paid-up Class B Preferred Shares Series 13;
•	$0.328125 a share on paid-up Class B Preferred Shares Series 14;
•	$0.3625 a share on paid-up Class B Preferred Shares Series 15;
•	$0.211875 a share on paid-up Class B Preferred Shares Series 16;
•	$0.168184 a share on paid-up Class B Preferred Shares Series 17;
•	$0.40625 a share on paid-up Class B Preferred Shares Series 18;
•	$0.40625 a share on paid-up Class B Preferred Shares Series 21;
•	$0.3375 a share on paid-up Class B Preferred Shares Series 23; and
•	$0.24375 a share on paid-up Class B Preferred Shares Series 25

The dividend on the common shares is payable on November 26, 2013, to shareholders of record on November 1, 2013. The dividends on the preferred shares are payable on November 25, 2013, to shareholders of record on November 1, 2013.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan). Under the Plan, the Bank determines whether the additional common shares will be purchased in the open market or issued by the bank from treasury. For the November 26, 2013 dividend, the additional common shares will be purchased on the open market. The common shares purchased under the Plan will be acquired by shareholders without discount from the average market price of the common shares (as defined in the Plan) and without the payment of any brokerage fees or other acquisition costs.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet: www.bmo.com